Notice to ASX/LSE 22 December 2021 Key dates Set out below are the key dates for Rio Tinto for the 2022 calendar year. The only change to previously published dates is that the full year results announcement will now be on 23 February 2022 (previously 16 February 2022). Date Event 2021 Final dividend 23 February 2022 2021 full year results announcement 10 March 2022 Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend” 11 March 2022 Record date 29 March 2022 Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD) 12 April 2022 Currency conversion date 21 April 2022 Payment date 2022 Interim dividend 27 July 2022 2022 half year results announcement 11 August 2022 Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend” 12 August 2022 Record date 1 September 2022 Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD) 15 September 2022 Currency conversion date 22 September 2022 Payment date 2022 Annual general meetings 4 February 2022 Closing date for receipt of nominations for candidates other than those recommended by the board to be elected as directors at the 2022 annual general meetings 8 April 2022 Rio Tinto plc annual general meeting 5 May 2022 Rio Tinto Limited annual general meeting LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State. EXHIBIT 99.9

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com